Exhibit 99.1

Sandstorm Gold Announces Financial Results For Q3, 2014

VANCOUVER, Nov. 12, 2014 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) has released its unaudited results for the third quarter ended September 30, 2014 (all figures in U.S. dollars).

— THIRD Quarter Highlights

•	Strong balance sheet with over $90 million in cash at September 30, 2014.
•	Attributable Gold Equivalent ounces sold[1] of 12,282 ounces.
•	Revenue of $15.6 million.
•	Average cash cost per ounce[1] of $308 resulting in cash operating margins[1] of $959 per ounce.
•	Operating cash flow of $10.0 million.
•	Net income of $2.1 million.
•	Amended the revolving credit agreement, extending the term to five years. The revolving loan allows the Company to borrow up to $100 million for acquisition purposes.
•	Participated in a Luna Gold Corp. ("Luna") non-brokered private placement.
•	Partnered with Franco-Nevada Corp. ("Franco-Nevada") in entering into a $120 million gold stream with True Gold Mining Inc. ("True Gold") with respect to its Karma Project in Burkina Faso, West Africa. The gold stream is syndicated between Franco-Nevada and Sandstorm with Franco-Nevada providing 75% of the funding and Sandstorm providing the remaining 25% of the funding. The transaction was the first syndicated gold stream between two royalty and streaming companies.

"Our strong balance sheet and significant cash flow from operations allows Sandstorm to not only weather the current challenges facing the gold sector but gives the Company an opportunity to allocate our capital in a way that will build long-term value for our shareholders," said Sandstorm President and CEO Nolan Watson.

— Financial Results

Revenue and Gold Sales
Revenue was $15.6 million in the third quarter of 2014, generated from the sale of 12,282 Attributable Gold Equivalent ounces. Revenue increased slightly compared to the third quarter of 2013, which is attributable to a 6% increase in the number of Attributable Gold Equivalent ounces sold, offset by a 4% decrease in the average realized selling price of gold.

Costs and Expenses
The average cash cost per attributable ounce was $308 during the period, resulting in a cash operating margin of $959 per ounce. The Company reduced administrative expenses by $1.6 million compared with the comparable period in 2013, which can be attributed to the implementation of a cost reduction program.

Earnings and Operating Cash Flow
For the three months ended September 30, 2014, net income and cash flow from operations were $2.1 million and $10.0 million, respectively, compared with a net loss and cash flow from operations of $1.9 million and $8.6 million for the comparable period in 2013. The change is attributable to a combination of factors including a $1.6 million decrease in administration expenses and a $1.0 million decrease in project evaluation expenses, both of which were driven by the implementation of cost reduction initiatives. The decrease in expenses was offset by a $2.0 million increase in depletion expense driven by an increase in attributable gold equivalent ounces sold relating to the Company's royalty portfolio.

Balance Sheet
Total assets increased by $65.7 million from December 31, 2013 to September 30, 2014 primarily resulting from the assets acquired in the Sandstorm Metals & Energy Ltd. ("Sandstorm Metals") business combination, operating cash flows and the exercise of warrants, which were partially offset by depletion expense and by a non-cash impairment charge on the Bracemac-McLeod royalty.

— Streams and Royalties

The Company's stream and royalty segments for the three months ended September 30, 2014 are summarized in the table below:

In $000's	Attributable ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Income (loss) before taxes	Cash flow from operations
Aurizona	2,981	$ 3,785	$1,204	$353	$2,228	$2,581
Bachelor Lake	2,409	3,079	1,204	1,431	444	1,592
Black Fox	1,557	1,976	792	1,112	72	1,184
Ming	549	667	-	437	230	667
Santa Elena	1,638	2,064	580	998	448	1,607
Royalties	3,148	3,988	-	3,878	110	3,557
Corporate	-	-	-	-	(1,319)	(1,226)
Consolidated	12,282	$15,559	$3,780	$8,209	$2,253	$9,962

Attributable Gold Equivalent ounces sold were 12,282 in the quarter, an increase of 6% from the comparable period in 2013. The increase is largely attributable to increased production from Metanor Resources Inc.'s ("Metanor") Bachelor Lake mine in Quebec, Canada ("Bachelor Lake"), Rambler Metals & Mining PLC's ("Rambler") Ming mine in Newfoundland, Canada ("Ming Mine") and SilverCrest Mines Inc.'s Santa Elena Mine in Mexico ("Santa Elena"), partially offset by decreases in production from Luna's Aurizona mine in Brazil ("Aurizona") and Primero Mining Corp.'s ("Primero") Black Fox mine in Ontario, Canada ("Black Fox").

Bachelor Lake Mine
The Company recorded a 59% increase in gold ounces sold from Bachelor Lake compared to the third quarter of 2013. Metanor recently announced that it had produced over 50,000 ounces of gold during a 12 month period, a result of the mine reaching commercial production.

Ming Mine
An additional 447 gold ounces were sold from the Ming Mine compared to the same period in 2013. The increase was primarily related to Sandstorm's gold purchase entitlement increasing to 33% for the 2014 fiscal year (which resulted from low metallurgical recoveries obtained in 2013, triggering contract safeguards). Rambler recently announced it is initiating a pilot project to determine the mineral potential of the lower footwall zone by way of a low capital expansion program.

Santa Elena Mine
There was a 67% increase in gold ounces sold from Santa Elena compared to the third quarter of 2013, largely as a result of the successful commissioning of SilverCrest's new processing facility.

Aurizona Mine
Sandstorm sold 2,981 ounces of attributable gold from Aurizona during the quarter, a 38% decrease compared with the comparable period in 2013. Luna encountered above average rainfall in the second quarter of the year, which negatively impacted their ability to access ore in the pit during the period.

During the quarter, the Company entered into a strategic investment agreement (the "Investment Agreement") with Luna, resulting in Sandstorm becoming the largest shareholder of Luna, owning approximately 19.8% of Luna's issued and outstanding shares. The Investment Agreement also allowed Sandstorm to appoint one member to Luna's board of directors. The transaction aligned the interests of Luna and Sandstorm and allows the facilitation of an orderly resolution of Luna's current challenges.

Black Fox Mine
Attributable gold equivalent ounces sold from the Black Fox mine decreased by 29% compared to the third quarter of 2013. The decrease was primarily driven from insufficient underground development resulting in lower production. Primero intends on making greater investments in underground development in an effort to improve mining and processing targets going forward.

Royalties
The Company's portfolio of royalties contributed an additional 1,123 gold equivalent ounces compared to the same period in 2013. The increase is largely attributed to the acquisition of Sandstorm Metals and the ramp up of underlying assets.

— Outlook

Based on the existing gold streams and royalties, production for 2014 is forecasted to be between 40,000 to 50,000 Attributable Gold Equivalent ounces. The Company is forecasting Attributable Gold Equivalent production of approximately 45,000 ounces per annum in 2017.

— Webcast and Conference Call Details

A conference call will be held on Thursday, November 13, 2014 starting at 8:30am PST to further discuss the third quarter results. To participate in the conference call, use the following dial-in numbers:

Local/International: 647-788-4916
North American Toll-Free: 877-214-4966

It is recommended that participants dial in five minutes prior to the commencement of the conference call. An audio webcast of the conference call can be accessed via the following link, http://ow.ly/DSznw, and will also be available on the Sandstorm website.

Sandstorm's Management's Discussion and Analysis (MD&A) and Financial Statements for the second quarter will be accessible on the Company's website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company's royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company's gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company's gold streams (individually and collectively referred to as "Attributable Gold Equivalent") equal total Attributable Gold Equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. A gold stream gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of ten streams and thirty-six royalties, of which fourteen of the underlying mines are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2013 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information:

Erfan Kazemi
Chief Financial Officer

604 689 0234

Denver Harris
Investor Relations

604 628 1178

CO: Sandstorm Gold Ltd.

CNW 21:32e 12-NOV-14